SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                              No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: June 6, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces First Quarter 2008 Results

Changzhou, China – June 6, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its financial results for the first quarter 2008.

First Quarter 2008 Financial and Operations Highlights

•	Solar module shipments were 29.49 MW, up 180.3% from 10.52 MW in the first quarter of 2007 and 23.3% from 23.91 MW in the fourth quarter of 2007

•	Total net revenues increased to $120.7 million, up 183.6% year-over-year and 19.0% sequentially

•	Gross profit was $31.1 million, an increase of 226.8% year-over-year and 12.6% sequentially

•	Gross margin was 25.8%, compared to 22.3% in the first quarter of 2007 and 27.2% in the fourth quarter of 2007

•	Operating margin was 16.7%, compared to 10.5% in the first quarter of 2007 and 16.0% in the fourth quarter of 2007

•	Net income was $12.9 million, compared to $4.8 million in the first quarter of 2007 and $15.7 million in the fourth quarter of 2007

•

Net income of $12.9 million includes a foreign currency exchange loss of $4.0 million, primarily associated with the remeasurement of the non-US dollar denominated obligations in the US dollar functional currency

•	Earnings per fully-diluted ADS was $0.51

“We are pleased with our first quarter performance, as we benefited from our integrated manufacturing capabilities to offset higher silicon feedstock costs,” said Trina Solar’s Chairman and CEO, Jifan Gao. “We also made solid progress on our technology roadmap, including reducing wafer thickness and other process improvements, all of which contributed to lower our module manufacturing costs. These developments, combined with our new automated wafer and cell line manufacturing workshops, are central to our strategy of continuously improving our technology platform, ensuring our low cost position through a vertically integrated business model, and developing a strong brand globally.”

First Quarter 2008 and Recent Business Highlights

•	Expanded capacity to approximately 200 MW for each of ingot, wafer, cell and module production as of March 31, 2008

•	Introduced automation and in-line processing to new cell production lines 7 and 8

•	Achieved 100% in-house cell processing, an increase from approximately 75% in the fourth quarter of 2007

•	Reduced monocrystalline and multicrystalline wafer thicknesses from 200 to 180 microns and from 220 to 200 microns, respectively

•	Enhanced the Company’s brand recognition and market share by further developing sales channels in developing solar markets, including Belgium, France, Korea, Australia and the Netherlands

•	Received Underwriters Laboratory (UL) certifications to initiate sales in the United States, with initial contracts secured for the second half of 2008 and throughout 2009

•	Contracted 100% and 90% of first and second half of 2008 targeted module production, respectively, or approximately 95% of 2008 targeted module production of 200 MW to 210 MW

•	Announced long-term polysilicon supply contracts with GCL Silicon Technologies, Silfab S.p.A. and Qingdao DTK

•	Initiated deliveries to customers on a long-term contract basis to increase visibility on 2009 business such as Phoenix (Germany), Proinso (Spain), Pirelli (Italy) and Clipsol (France)

First Quarter 2008 Results

Net Revenue

Trina Solar’s net revenues in the first quarter of 2008 were $120.7 million, an increase of 19.0% sequentially and 183.6% year-over-year. Total shipments in the first quarter of 2008 increased to 29.49 MW, up from 23.91 MW in the fourth quarter of 2007 and 10.52 MW in the first quarter of 2007. Average sales price (“ASP”) was $3.95 in the first quarter of 2008, compared to $3.94 in the fourth quarter of 2007 and $3.80 in the first quarter of 2007.

Gross Profit and Margin

Gross profit in the first quarter of 2008 was $31.1 million, an increase of 12.6% sequentially and 226.8% year-over-year. Gross margin was 25.8% in the first quarter of 2008, a decrease from 27.2% in the fourth quarter of 2007 and an increase from 22.3% in the first quarter of 2007. The sequential decrease was predominantly due to higher cost of silicon raw materials. The year-over-year increase in gross margin was primarily due to higher module ASP and cost efficiencies from in-house cell production.

Operating Expense, Income and Margin

Operating expenses in the first quarter of 2008 were $10.9 million, representing 9.0% of first quarter net revenues, a decrease of 11.2% from the fourth quarter of 2007 and 11.8% from the first quarter of 2007. The sequential and year-over-year decreases were primarily due to lower general and administrative (“G&A”) expenses and sales and marketing expenses as a proportion of total net revenues. Operating expenses in the first quarter of 2008 included approximately $1.3 million of share-based compensation expenses.

Operating income in the first quarter of 2008 was $20.2 million, an increase of 24.5% sequentially and 352.2% year-over-year.

Operating margin was 16.7% in the first quarter of 2008, compared to 16.0% in the fourth quarter of 2007 and 10.5% in the first quarter of 2007. The sequential and year-over-year increases in operating margin were due to increased manufacturing benefits from vertical integration.

Change of Functional Currency

Effective January 1, 2008, the Company changed the functional currency of its operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), from RMB to US dollars. This change is in accordance with FASB Statement No. 52, “Foreign Currency Translation”, and was based on Trina China’s significant and sustained shift in conducting a majority of its business activities in US dollars. During the first quarter of 2008, the Company recorded an exchange loss of $4.0 million, which was primarily associated with Trina China’s non-US-denominated obligations that are now required to be remeasured in the US dollar functional currency. Such remeasurements are and will continue to be, to the extent we continue to have such non-US denominated obligations, recorded as transaction gains or losses in the consolidated statement of operations.

Interest Expense and Income

Interest expense in the first quarter of 2008 was $3.5 million, compared to $2.6 million in the fourth quarter of 2007 and $1.2 million in the first quarter of 2007. The sequential and year-over-year increases were due to additional bank borrowings and an increase in interest rates. Interest Income was $1.2 million in the first quarter of 2008, compared to $2.4 million in the fourth quarter of 2007 and $0.4 million in the first quarter of 2007.

Net Income and EPS

Net income was $12.9 million in the first quarter of 2008, compared to $15.7 million in the fourth quarter of 2007 and $4.8 million in the first quarter of 2007. Net Income of $12.9 million includes a foreign currency exchange loss of $4.0 million, primarily associated with the remeasurement of Trina China’s non-US dollar denominated obligations in the US dollar functional currency.

Net margin was 10.7% in the first quarter of 2008, compared to 15.5% in the fourth quarter of 2007 and 11.2% in the first quarter of 2007. Earnings per fully diluted ADS in the quarter were $0.51.

Embedded Derivative

The Company’s quarterly and yearly 2007 financial statements are subject to change based on the Company completing its computation of the fair value of a foreign exchange derivative embedded in a material long-term silicon supply contract. Such contract provides that the purchase price of the silicon to be acquired be denominated in US dollars, which is not the functional currency of either of the contracting parties at the time the contract was entered into. Given the continued strengthening of the RMB against the US dollar, the Company believes that the ultimate impact will be an increase in earnings for the year 2007. The impact, if material, will be recorded as “change in fair value of derivative” a non-cash and non-operating item in the consolidated statement of operations.

Due to the change of Trina China’s functional currency to US dollars, effective January 1, 2008, this contract-related embedded derivative will no longer be required to be measured at fair value with changes in fair value recorded in the consolidated statement of operations. However, “Retained earnings,” “Total shareholders’ equity” and “Total liabilities and shareholders’ equity” items in the balance sheet of our financial statements as of March 31, 2008 may be subject to change upon completion of the computation of the embedded derivative due to its existence as of and for the year ended December 31, 2007.

Financial Condition

As of March 31, 2008, the Company had $38.2 million in cash and cash equivalents, which excludes the Company’s restricted cash balance of $126.0 million. Restricted cash comprises deposits pledged to banks to secure bank borrowings and letter of credit facilities. The Company’s working capital balance was $84.8 million. Total bank borrowings stood at $259.7 million, of which $14.2 million were long-term borrowings. Shareholders’ equity as of March 31, 2008 was $380.9 million.

Business Operations Outlook

2008 Silicon Feedstock

The Company has now secured approximately 95% of its estimated silicon feedstock requirements for 2008.

Sales Markets

The Company continues to expand its geographic sales distribution outside of the primary European PV markets, including contracts with Enfinity (Belgium), Giordano and Solargie (France), Pirelli-SolarUtility (Italy), and Worldwide Energy (United States). Approximately 95% of the Company’s targeted 2008 module production of 200 MW to 210 MW has now been contracted.

Discontinuance of Polysilicon Project

On April 14, 2008, the Company announced its decision to discontinue the development of its previously announced 10,000 MT polysilicon production facility. The Company made this strategic decision after careful assessment of its raw material requirements in conjunction with recent and favorable developments in the long-term polysilicon supply environment. The Company now believes it has greater access to polysilicon feedstock to support its growth objectives, particularly that the Company has signed long-term contracts covering large amounts of polysilicon feedstock, while achieving the necessary cost reductions to maintain its competitive advantage. To address its future polysilicon requirements, the Company will continue to negotiate and sign long-term contracts to meet its strategic supply needs. Additionally, the Company will consider strategic investment options in future polysilicon projects which offer attractive economics and involve smaller investment requirements, although no projects are currently under consideration. The Company’s decision to discontinue the project will not affect the amount of polysilicon feedstock it expects to receive in 2008 and 2009.

Second Quarter and Fiscal Year 2008 Guidance

For the second quarter of 2008, the Company expects to ship between 43 MW and 45 MW of PV modules and has expectations of total net revenues in the range of $169 million to $177 million. The Company believes gross margin for the second quarter will likely be between 23% and 25% and estimates operating margin to range between 13.5% to 15.5% of total net revenues.

For the full year of 2008 the Company expects total net revenues to be in the range of $770 million to $808 million, with PV module shipments between 200 MW to 210 MW. The Company is expecting gross margin for the year between 23% and 25% and believes operating margin will likely be in the range of 15% to 17% of total net revenues.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on June 6, 2008, to discuss the results for the quarter ended March 31, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Senior Vice President of Finance, Sean Tzou, Chief Operating Officer, Andy Klump, Vice President of Business Development, Arturo Herrero, Vice President of Sales and Marketing,

and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 47429382.

If you are unable to participate in the call at this time, a replay will be available on June 6, at 11:00 a.m. ET, through June 13 at 11:59 p.m. ET. To access the replay, dial 1(800)642-1687, international callers should dial +1(706)645-9291 and enter the conference ID 47429382.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally- friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	March 31, 2008	December 31, 2007*	March 31, 2007*
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$120,671	$101,394	$42,548
Cost of revenues	89,595	73,796	33,040

Gross profit	31,076	27,598	9,508
Operating expenses
Selling expenses	2,958	3,860	1,593
General and administrative expenses	7,165	6,533	2,671
Research and development expenses	749	978	776

Total operating expenses	10,872	11,371	5,040

Operating income	20,204	16,227	4,468
Exchange loss	(4,001)	(1,440)	—
Interest expenses	(3,473)	(2,636)	(1,202)
Interest income	1,240	2,362	392
Other income (expenses)	(25)	502	(110)

Income before income taxes	13,945	15,015	3,548
Income tax (expenses) benefit	(1,072)	509	1,158

Net income from continuing operations	12,873	15,524	4,706
Net income from discontinued operations	—	162	49

Net income	$12,873	$15,686	$4,755

Earnings per ordinary share from continuing operations
Basic	0.005	0.006	0.002
Diluted	0.005	0.006	0.002
Earnings per ADS from continuing operations
Basic	0.515	0.622	0.222
Diluted	0.512	0.612	0.221
Earnings per ordinary share
Basic	0.005	0.006	0.002
Diluted	0.005	0.006	0.002
Earnings per ADS
Basic	0.515	0.628	0.225
Diluted	0.512	0.619	0.223
Weighted average ordinary shares outstanding
Basic	2,497,258,784	2,495,985,720	2,116,518,294
Diluted	2,512,896,880	2,535,166,603	2,131,218,837
Weighted average ADS outstanding
Basic	24,972,588	24,959,857	21,165,183
Diluted	25,128,969	25,351,666	21,312,188

*	Please see the explanation in the section “Embedded Derivative”.

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$38,210	$59,696
Restricted cash	126,027	103,375
Inventories	73,173	58,548
Accounts receivable, net	80,484	72,323
Other receivables	3,978	3,063
Advances to suppliers	63,848	43,567
Amount due from related parties	43	—
Value-added tax recoverable	4,585	1,417
Deferred tax assets	327	380
Current assets of discontinued operations	—	33

Total current assets	390,675	342,402
Property, plant and equipment	245,431	197,124
Intangible assets, net	5,593	5,462
Advances to suppliers - long-term	64,449	53,737
Deferred tax assets	1,439	1,095

TOTAL ASSETS	$707,587	$599,820

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$245,422	$163,563
Accounts payable	46,485	42,691
Accrued expenses	9,308	10,255
Advances from customers	2,036	2,371
Income tax payable	2,647	1,406
Current liabilities to be disposed	—	199

Total current liabilities	305,898	220,485
Long-term bank borrowings	14,247	8,214
Accrued warranty costs	5,858	4,486
Long-term payables	712	—

Total liabilities	326,715	233,185

Ordinary shares	26	26
Additional paid-in capital	306,162	304,878
Retained earnings*	63,371	50,466
Other comprehensive income	11,313	11,265

Total shareholders’ equity*	380,872	366,635

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY*	$707,587	$599,820

*	These line items are subject to change upon the completion of the Company’s computation of the embedded derivatives in one of the Company’s supply contracts. Please see “Embedded Derivative” for more information.